FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HOUSEHOLD INTEGRATION - ONE YEAR LATER

The following is the text of an internal circular being issued today regarding the integration of Household International which was acquired one year ago.

BUSINESS AREAS

Auto Finance

  Thanks to HSBC's worldwide reputation, eBay Inc., the world's largest Internet auctioneer, partners with Household Auto Finance to offer vehicle loans on its Web site.
  HBUS is now using Household's automatic decisioning technology, reducing response times to customers from 1.5 hours to 33 seconds.

Consumer Lending

  A new near prime loan product has been developed and nearly 7,000 have been sold across all HFC and Beneficial branches.
  A new prime loan product has also been successfully piloted in HFC and Beneficial branches.

Credit Cards

  Major projects on track to convert the UK (June), Mexico (July) and the U.S. (October) to WHIRL (Worldwide Household International Retail Lending System) 8.0 during 2004.

Insurance

  HSBC and Household cross-sell products across customer bases and develop first co-branded insurance promotion - renters coverage and pet insurance.
  Household's credit insurance and debt cancellation product expertise is shared across the Group (e.g., Brazil and Mexico).

Mortgage

  Cross-referral initiatives are developed between the HSBC distribution channels and Household (Refer Up/Refer Down program).
  Using lower funding and new products, Household Mortgage Services has grown its near prime portfolio customer base to $4.1 billion (172 percent) over the last 12 months.
  Approximately $4 billion in mortgage services assets have been transferred to HSBC.

Retail Services

  Retail Services introduced to 32 customers of HSBC (CIB & CMB) and new propositions are being developed with some major businesses.
  Private-label merchant partners are attracted to HSBC's worldwide presence and reputation.

SUPPORT AREAS

Call Centers

  Integration initiatives eliminated the need for a planned Household $3 million equipment spend.

Communication

  External PR agencies have been consolidated from four to two.
  Launch of Stronger Together, the online newsletter detailing integration updates across the company.
  Launch of new combined internal media: NewsLink and VideoLink.

Corporate And Commercial Banking

  A number of lending opportunities have occurred with businesses introduced by HI Retail Services.

Credit Risk

  $7.4 million saved over five years through renegotiated Group-wide card processing contracts.
  $4 million saved over three years through renegotiated fraud prevention contracts.
  $1 million saved in credit bureau contracts over two years.
  Series of visits and forums undertaken to share best practice, perform due diligence on acquisition proposals, and formulate Group-wide credit system and policy integration.

Finance

  The impact of Household's lower funding costs is the most significant financial benefit of the integration with HSBC. Household has received more than $14 billion in direct funding from HSBC and its clients.

Facilities/Property

  Success in standardizing processes - more than $1 million saved in 2003 by improving lease audits and tax certification.
  Decision made to proceed with outsourcing pilot for 20 percent of Household's facilities management.
  Rationalizing facilities has produced savings of $70,000 in 2003 with projected 2004 savings of $1.4 million.

Home Office

  Bill Aldinger brings HSBC North America leadership together at the first combined North American Leadership Conference in Sept 2003. A second conference is scheduled for May 2004.
  HSBC and Household political action committees are merged.

Human Resources

  Career Banding adopted by all North American employees.
  HSBC North America moves to one common payroll system and payroll call centers are combined.
  All Household and HBUS travel operations are combined.
  Employee medical, dental and vision plans are combined, resulting in a rate saving of $19 million.

Item Processing

  HSBC is now Household's settlement bank in Pomona, Hanover and Schaumburg.
  HSBC is now clearing for Household loans and corporate applications.

Marketing and Branding

  A corporate marketing group is formed and a brand study is conducted.
  Household corporate and most Household business units will begin operating under HSBC later this year.

Policy and Compliance

  All commitments to regulators have been implemented to agreed timescales.

Purchasing

  All North America purchasing activity is consolidated.
  Forty major vendor relationships renegotiated, with annual savings in excess of $40 million.

Refund Lending

  HSBC provides Household's funding requirements, resulting in significant savings.
  The HSBC brand is opening up opportunities to offer a variety of products via Household's relationship with tax preparers.

Technology

  All HBUS and Household technology employees are joined in a single operating unit.
  North America now coordinates all HSBC global technology for WHIRL credit cards and PeopleSoft.
  Four major credit card system conversions scheduled to complete in 2004.
  Twenty-nine different initiatives are on track to deliver nearly $100 million savings per year by 2005.

Canada

  HSBC/HFC Canada Auto Finance businesses are combined to provide prime and non-prime propositions through an instant auto financing system.
  Good success in cross selling to HBCA and HFC's respective Commercial Banking and Retail Services client base.

Mexico

  US and Mexico teams have started a cross border Electronic Money Transfer (EMT) pilot using the Pay Direct product.

UK

  A number of support functions, including Purchasing & Property, are integrated.
  HFC Bank won the John Lewis Partnership private label business on the strength of the HSBC brand.
  Numerous cross-sell initiatives are progressing, including the Marbles card offering to HSBC customers and Premier and Mortgage mailing to 'high score' HFC Bank customers.

SHARING HOUSEHOLD BEST PRACTICES ACROSS THE GROUP

  Household's best practices in Cards, Credit Management, Retail Services, Technology and Consumer Finance M&A are being shared across many parts of the Group.
  Specific action plans are being implemented in Brazil and Mexico to introduce Household's best practices. Early success includes a 20 percent improvement in Collections' productivity in Brazil.
  Key managers visit Hong Kong and Japan to identify opportunities to leverage Household's consumer finance skills.
  HFC UK have helped train four secondees from HSBC India, helped launch cards in Turkey and Greece, and are progressing opportunities in other countries, e.g., Czech Republic.
  A career development program is being developed to facilitate sharing best practices across the Group.

FINANCIAL SUMMARY TO DATE

At the 12-month anniversary, we are well on track to achieve our integration target of $1 billion in annual savings from funding benefits and $200 million from other synergy benefits by 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: March 30, 2004